

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2014

Via E-mail
Ms. Marilyn J. Wasser, Esq.
Executive Vice President and General Counsel
Realogy Group LLC
175 Park Avenue
Madison, NJ 07940

> **Re: ZipRealty, Inc.**
> **Schedule TO-T**
> **Filed by Realogy Group LLC and Honeycomb Acquisition, Inc.**
> **Filed July 16, 2014**
> **File No. 005-80398**

Dear Ms. Wasser:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Terms of the Offer, page 11

1.   We note the disclosure in the last paragraph of this section. Please remove statements declaring that you do not accept responsibility for disclosure appearing in your offering document.

Acceptance for Payment and Payment, page 13

2.   We note the disclosure indicating that you will accept for payment and pay for all shares "as promptly as practicable" after the later of (i) the expiration date and (ii) the satisfaction or waiver of the conditions of the offer. Rule 14e-1(c) requires that you pay for all shares "promptly" upon expiration or termination of the offer, as applicable.

Ms. Marilyn J. Wasser, Esq.
Realogy Group LLC
July 25, 2014
Page 2

Please revise your disclosure accordingly. We also note that all offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please revise the language in this respect as well.

Withdrawal Rights, page 17

3.   Please disclose the date after which security holders may withdraw securities pursuant to federal law. See Item 1004(a)(1)(vi) of Regulation M-A.

4.   You state that you may retain all shares tendered if you are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for shares for any reason. Please clarify the circumstances under which you will delay acceptance, and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Source and Amount of Funds, page 23

5.   Please provide the disclosure required by Item 1007(b) and (d) and Item 1016(b) of Regulation M-A.

The Merger Agreement, page 27

6.   We note the last two sentences of the first paragraph of this section. We also note the statements in the second paragraph that certain provisions of the merger agreement were made only for the purposes of the agreement and solely for the benefit of the parties. Please revise to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws.

Conditions of the Offer, page 43

7.   All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the shares. Please revise the language in this section accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Barbara L. Becker, Esq.
        Gibson, Dunn & Crutcher LLP